LICENERGY,  A/S
February  10,  1998
Page  3


     Exhibit  A

                      SCIENTIFIC SOFTWARE-INTERCOMP, INC.

February  10,  1998


VIA  FACSIMILE

LICENERGY,  A/S
Bregneroedvej  94
DK-3460  Birkeroed
Denmark

Attention:  Mr.  Gregers  Larnaes,  Chairman

Gentlemen:

     This letter of intent sets forth the terms of our preliminary agreement for the acquisition by LICENERGY, A/S or an affiliate or subsidiary of LICENERGY, A/S (collectively, "LIC") of the hereinafter described assets (the "Subject Assets") of the Pipeline and Facilities Division ("P&F") of Scientific Software-Intercomp, Inc. ("SSI"). The terms of this letter of intent have been approved by the Board of Directors of SSI and need not be approved by the shareholders of SSI. The Board of Directors and principal shareholders of LIC have authorized the officers of LIC to execute this letter of intent and negotiate the terms of a mutually satisfactory definitive agreement governing the acquisition of the Subject Assets (the "Definitive Agreement").

          The Subject Assets to be acquired by LIC shall include all of P&F's software, certain described personal property (e.g. computers, desks, etc.), all of P&F's Software Maintenance Contracts, all of P&F's work in progress and all accounts receivable of P&F except for those accounts receivable associated
                               ------
with the following described projects (the "Excluded Projects"): Petronet (Siemens), VCPPL (ABB Norway) and Enron U.K. (Foxboro); provided, however, if
(i) P&F has not completed its work under an Excluded Project and/or (ii) the customer under such Excluded Project has not accepted all such work thereunder by the closing date for the sale of the Subject Assets, all outstanding accounts receivable associated with each such Excluded Project shall be included in the Subject Assets and shall be assigned to LIC. The Subject Assets shall not include any contracts relating to work that has been completed by P&F prior to LIC's acquisition of the Subject Assets, provided that LIC shall assume those warranty obligations under previously completed contracts that are still under warranty and that are mutually agreed to by LIC and SSI as described in the Definitive Agreement. LIC shall not assume any liabilities of P&F or SSI except for the following described liabilities (collectively, the "Assumed Liabilities") (i) current accounts payable associated with the Subject Assets, (ii) accrued sick leave and accrued annual leave for those of P&F's existing employees that LIC elects to employ, (iii) contractual obligations associated with the Software Maintenance Contracts acquired by LIC and (iv) such other liabilities as may be specifically agreed to by LIC and set forth in the Definitive Agreement. LIC and SSI shall agree upon a schedule of the Subject Assets and the Assumed Liabilities that shall be attached as an Exhibit to the Definitive Agreement. The Definitive Agreement shall also provide for a purchase price adjustment mechanism whereby the purchase price shall be adjusted (upward or downward) to the extent of any changes (upward or downward) between (i) the accounts receivable projected to be assigned to LIC and the Assumed Liabilities projected to be assumed by LIC as of the date the Definitive Agreement is executed and (ii) the accounts receivable actually assigned to LIC and the Assumed Liabilities actually assumed by LIC as of the date of closing. All of the Subject Assets shall be assigned to LIC free and clear of all liens and encumbrances of any nature whatsoever.

          The purchase price payable by LIC to SSI for the Subject Assets (the "Purchase Price") shall be $1,500,000, subject to any adjustments to such purchase price as may be mutually agreed to by LIC and SSI and set forth in the Definitive Agreement. The closing of the purchase shall take place no later than May 1, 1998.

          The parties shall work together in good faith to complete LIC's due diligence and attempt to finalize the Definitive Agreement as expeditiously as possible, but in any event before March 2, 1998. The Definitive Agreement shall contain such representations, warranties, covenants, indemnities and other terms as are customary for transactions of this nature. Specifically, the Definitive Agreement shall provide that SSI shall indemnify and hold LIC harmless from any and all liabilities of whatsoever nature arising out of (i) any claims, actions or suits existing or threatened as of the date of closing,
(ii) any act or omission of SSI prior to the date of closing and (iii) any breach of the representations, warranties and covenants of SSI contained in the Definitive Agreement. In the event the Definitive Agreement is executed by an affiliate or subsidiary of LICENERGY, A/S, all of such affiliate's or subsidiary's payment obligations under the Definitive Agreement shall be guaranteed by LICENERGY, A/S. The Definitive Agreement shall also set forth certain conditions to the obligations of LIC and SSI to close the purchase. However, such conditions shall not include the absence of any further losses or other deterioration in the business of P&F except to the extent the same
                                                 ------
result in one or more material adverse changes that materially diminish the value of the Subject Assets as more particularly defined in the Definitive Agreement, provided that if LIC and SSI can agree upon a mutually acceptable purchase price adjustment to account for such diminishment in value (as provided in paragraph 2 above), LIC and SSI shall close the sale of the Subject Assets for such adjusted purchase price.

          Following the execution of this letter of intent, SSI and LIC shall enter into one or more teaming agreements on a project by project basis providing for the working together of P&F with LIC on certain designated projects for the period prior to the closing. Such teaming agreements shall be for the purpose of enabling LIC and SSI to obtain as quickly and as much as possible the mutual benefits to be obtained from the acquisition of the Subject Assets.

          For the period commencing with the execution of this letter of intent and ending on March 2, 1998 (if LIC and SSI fail to enter into the Definitive Agreement on or before March 2, 1998) SSI shall terminate discussions with all other parties for their acquisition of the Subject Assets. If the Definitive Agreement is not executed by March 2, 1998, this letter shall terminate and neither party shall have any further liability or obligation hereunder.

          SSI and LIC acknowledge that neither party shall be legally bound to complete the purchase and sale of the Subject Assets until the execution of the Definitive Agreement, after which the provisions of the Definitive Agreement shall govern.

     If this letter correctly sets forth our preliminary agreement, please sign and return the attached copy hereof. Such execution may be accomplished in counterparts by facsimile.

     Very  truly  yours,

     SCIENTIFIC  SOFTWARE-INTERCOMP,  INC.


     By:          /s/  George  Steel
                  ------------------
          President  and  Chief  Executive  Officer


LICENERGY,  A/S


By:          /s/  Gregers  Larnaes,  Chairman
             --------------------------------
     Gregers  Larnaes,  Chairman


By:          /s/  C.  N.  Keating,  Jr.
             --------------------------
     C.  N.  Keating,  Jr.,  Director